

MARCUS J LENTON TRUST

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

Private Placement of Commercial Paper

NEW ISSUE-BOOK ENTRY ONLY

MARCUS J LENTON TRUST

Employees' Securities Company
$100,000,000,000
Senior Bond due 2050

The Date of This Offering Memorandum is February 03, 2020

MARCUS J LENTON TRUST

Summary of the Offering

$100,000,000,000.00

Private Placement of Commercial Paper

THIS ISSUE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT"*), OR ANY STATE OR OTHER SECURITIES LAWS. NEITHER THIS ISSUE NOR ANY INTEREST HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. BY ITS ACQUISITION HEREOF, THE HOLDER REPRESENTS THAT IT IS A *"QUALIFIED INSTITUTIONAL BUYER"* (AS DEFINED IN RULE 144A (*"RULE 144A")* UNDER THE SECURITIES ACT) AND AGREES NOT TO OFFER, SELL, OR OTHERWISE TRANSFER THIS ISSUE PRIOR TO THE DATE WHICH IS ONE YEAR (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) OF THE SECURITIES OF THE SECURITIES ACT) AFTER THE LATER OF THE ORIGINAL ISSUE DATE OF THE SECURITY AND THE LAST DATE ON WHICH THE MARCUS J LENTON TRUST OR ANY *"AFFILIATE"* (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OF THE MARCUS J LENTON TRUST WAS THE OWNER OF THIS ISSUE (OR ANY PREDESSOR OF THIS ISSUE) OR SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE *"RESALE RESTRICTION TERMINATION DATE"*) EXCEPT TO THE MARCUS J LENTON TRUST, PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, FOR SOLONG AS THE ISSUE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A *"QUALIFIED INSTITUTIONAL BUYER"* AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, IN EACH CASE TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT IN EACH OF THE FOERGOING CASES TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF ITS PROPERTY OR THE PROPERTY OF SUCH INVESTOR ACCOUNT OR ACCOUNTS BALANCES AT ALL TIMES WITHIN ITS OR THEIR CONTROL, AND AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS ISSUE WILL BE TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE MARCUS J LENTON TRUST AND THE OFFICER SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN EACH OF THE FOREGOING CASES, BUT ONLY IF THIS ISSUE IS NOT A GLOBAL SECURITY, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS ISSUE IS COMPLETED AND DELIVERED BY THE TRANSFERER TO THE MARCUS J LENTON TRUST AND ITS OFFICER. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

The Date of This Offering Memorandum is February 03, 2020

Our Company

The information specified in this Private Placement Memorandum concentrates on the details concerning the Company and the targeted industries/acquisitions in which we intend to operate. Potential purchasers of the Offered issue are encouraged to conduct their own separate investigation of our targeted industries to obtain more insight in assessing our prospects.

The mission for the MARCUS J LENTON TRUST (ESC), an investment company; is to engage in the business of issuing Commercial Paper Notes to "Qualified Purchasers" and at the discretion of the company, utilize proceeds to set forth global humanitarian projects.

The MARCUS J LENTON TRUST (ESC) is an investment company pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; issuer all the outstanding securities of which are beneficially owned by combination classes of persons. The Company does have a Charter in good standing.

United States of America File No. 16016912-1, Registration Date: February 03, 2016.
State of Illinois File No. 112-71-6054174 (112-1971-6054174), Registration Date: October 26, 1971.

Said Securities beneficially owned was tacitly accepted; hence, deemed a Fact via Evidence of Debt. The company's Securities are exempt from registration under the Investment Company Act of 1940, as amended ("the Investment Company Act") in reliance on Section 3(c)(7) of the "40" Act. Please review "Important Notice" as it pertains to the sales and resales of said securities which are restricted to "Qualified Purchasers," as defined in the Investment Company Act. The company proposes to engage in the business of issuing Commercial Paper Notes to "Qualified Purchasers" and to make the company's securities DTC eligible, for sale and resale pursuant to Rule 144A of the 33 Act; hence, said securities may be sold and resold to "Qualified Purchasers".

The new issue of securities that the "Qualified Purchasers" and/ or DTC will be dealing with in this transaction are Commercial Paper Notes; Book-Entry-Only Issue. Said issue of securities falls under Article 8 of the N.Y. U.C.C. governing Investment Securities. Article 8 as it relates to this transaction provides clarity regarding the definition of Issuer and Security. Also, under Article 8 the transfer of the issue may be registered upon books as a "Book-Entry" on behalf of the Issuer. The Put/Tender Feature will be elected to provide greater marketability to Qualified Institutional Buyers, which will give them the right to resell the issue at a predetermined price if the value of the issue falls below said price prior to the expiration of the put option.

The new issue of securities falls under Rule 144A, a safe harbor from the registration requirements of the Securities Act of 1933 for certain private resales of restricted securities to Qualified Institutional Buyers (QIB). Because the issue is eligible for domestic resale under Rule 144A, the issue is eligible for resale under Regulation S by election of the issuer. This allows for greater marketability amongst Foreign Qualified Institutional Buyers. Regulation S provides safe harbor for the sale and resale of securities, potentially deemed to come to rest abroad, to and between foreign QIB's; hence, not subject to the registration obligations impose under section 5 of the 1933 Act. Foreign Qualified Institutional Buyers may purchase from U.S. Corporations but only sell to other foreign Qualified Institutional Buyers. The '33 Act is the Securities Act of 1933, and as amended, which established regulation for the offer and sale of securities in response to the market crash of 1929 and conditions thereafter. It requires that any offer or sale of securities using the means of instrumentality of interstate commerce be registered unless an exemption from registration exists under the law.

The company understands that "All issuers" of securities deposited at DTC are required to adhere to the requirements stated in the DTC's Operational Arrangements and are obligated among other things, to follow precisely the procedures outlined in the Agreements and provide DTC with complete and accurate information. In connection with utilizing DTC's services, the company comprehends that it must comply with all applicable laws, including all applicable laws relating to securities, taxation, and money laundering, as well as sanctions administered and enforced by the Office of Foreign Assets Control ("OFAC"). Pursuant to Rule 144A of the 33 Act; hence, said securities may be sold or resold to "Qualified Purchasers". Said services would consist of certain particulars that must be satisfied per DTC's Operational Arrangements.

The company's core objective is to utilize proceeds and to collaborate with other companies who are interested on setting forth global humanitarian projects with the purpose of providing sustainable relief for under privileged individuals around the world. Examples of said projects notwithstanding would consist of providing solar and wind energy, organic food(s), clean drinkable water, affordable housing, clothing, and employment opportunities.

In conclusion, the Company understands the importance of positioning one's self in a favorable outcome where equality is considered justifiable. For instance, offer and exchange is rendered to the company, the company renders services to the issuers and in return, at the discretion of the company, global humanitarian projects are institutionalized in order to provide sustainable relief for under privileged individuals around the world. The company is looking forward on establishing a business relationship with "Qualified Purchasers" as well as the DTCC in order to meet said company's objective.

The Bond

Issuer.   The Bond was duly executed and delivered by MARCUS J LENTON TRUST ("Issuer").
Interest.   The Bond does not bear interest and we will not pay interest.
Maturity.   The Bond will mature on February 20, 2050. All principal then outstanding will be paid at maturity
Guarantee.   The payment of principal of the Bond is a U.S. Government Obligation; 31 U.S.C. §5118 (d)(2); 31 U.S.C. §463.
Ranking.   The Bond ranks senior in right of payment to all future subordinated indebtedness and equal in right of payment with all the Issuer's future senior indebtedness.

This Offering Memorandum (the "Offering Memorandum") discloses the offer, resale or pledge (the "Offering") of the One-Hundred Billion Dollar ($100,000,000,000) Bond. The Company has the right, subject to applicable securities laws, to begin applying "first-dollar" of the Offering towards its business plan and other uses as more specifically set forth in this Offering Memorandum. All dollar amounts referred to herein refer to United States Dollars.

Use of Proceeds. The net proceeds from the Bond offered hereby will be used by our newly created subsidiaries, Lenton International Nigeria LLC and Lenton International LLC. Use of the Bond will position the Company to deliver value by financing, restructuring of assets and supplementing them with new investments. Lenton International LLC and Lenton International Nigeria LLC was created for the purpose of providing global humanitarian projects with the purpose of providing sustainable relief for under privileged individuals around the world. Examples of said projects notwithstanding would consist of providing solar and wind energy, organic food(s), clean drinkable water, affordable housing, clothing and employment opportunities.

Terms of the Offering. We are conducting this offering without registration with the U.S. Securities and Exchange Commission in reliance on the exemption from registration under Rule 144A under the Securities Act of 1933. Rule 144A, provides a safe harbor from the registration requirements of the Securities Act of 1933 for private resales of restricted securities to qualified institutional buyers (QIBs). QIB is a company that manages a minimum investment of $100 million in securities on a discretionary basis or is a registered broker-dealer with at least a $10 million investment in non-affiliated securities.

Investing in the Bond involves a high degree of risk. See the section entitled "Risk Factors" beginning on page 12.

TABLE OF CONTENTS

Exhibits (samples)

Exhibit A – Purchaser Questionnaire

Exhibit B – Sample Commercial Paper: Draft (Bill of Exchange)

Exhibit C – Sample Commercial Paper: Promissory Note

Exhibit D – Sample Commercial Paper: Letter of Credit

Exhibit E - United States of America File No. 16016912-1, Registration Date: February 03, 2016. State of Illinois File No. 112-71-6054174 (112-1971-6054174), Registration Date: October 26, 1971. The company's Securities are exempt from registration under the Investment Company Act of 1940, as amended ("the Investment Company Act") in reliance on Section 3(c)(7) of the "40" Act.

ATTENTION:

SAMPLE COMMERCIAL PAPER NOTES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SAID NOTES MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED ("TRANSFER") UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.

The Date of This Offering Memorandum is February 03, 2020

NOTICE TO RECIPIENTS

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR AY STATE OR FOREIGN REGULATORY AUTHORITY HAS APPROVED THE BOND OFFERED HEREBY OR THE TERMS OF THE OFFERING OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM (THIS "OFFERING MEMORANDUM"). ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE ARE MAKING THIS OFFERING IN RELIANCE ON EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), FOR OFFERS AND SALES OF SECURITIES THAT DO NOT INVOLVE A PUBLIC OFFERING OR THAT ARE MADE TO PERSONS OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT. THE BOND MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. LAWS IN CERTAIN JURISDICTIONS MAY RESTRICT THE DISTRIBUTION OF THIS OFFERING MEMORANDUM AND THE OFFER AND SALE OF THE BOND. PERSONS INTO WHOSE POSSESSION THIS OFFERING MEMORANDUM OR THE BOND ARE DELIVERED MUST INFORM THEMSELVES ABOUT, AND OBSERVE, THOSE RESTRICTIONS. YOU MUST COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS IN FORCE IN ANY APPLICABLE JURISDICTION, AND YOU MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED FOR THE PURCHASE, OFFER OR SALE BY YOU OF THE BOND UNDER THE LAWS AND REGULATIONS IN FORCE IN THE JURISDICTION TO WHICH YOU ARE SUBJECT OR IN WHICH YOU MAKE SUCH PURCHASE, OFFER OR SALE, AND NEITHER WE NOR THE PLACEMENT AGENTS WILL HAVE ANY RESPONSIBILITY THEREFOR.

THIS OFFERING MEMORANDUM HAS BEEN PRODUCED IN LIMITED QUANTITIES AND MAY NOT BE REPRODUCED OR DELIVERED TO ANYONE OTHER THAN THE RECIPIENT'S INVESTMENT REPRESENTATIVE, IF ANY. THE INFORMATION CONTAINED HEREIN CONSTITUTES PROPRIETARY INFORMATION. ANY OFFER EXTENDED HEREBY IS PERSONAL TO THE PERSON NAMED AS THE OFFEREE AND MAY NOT BE ACCEPTED BY ANY OTHER PERSON.

ANY FINANCIAL AND OPERATING PROJECTIONS THAT MAY BE CONTAINED IN THIS OFFERING MEMORANDUM REPRESENT OUR BEST ESTIMATES. NEITHER OUR INDEPENDENT PUBLIC ACCOUNTANTS NOR ANY OTHER THIRD PARTY HAS EXAMINED, REVIEWED OR COMPILED THE PROJECTIONS AND, ACCORDINGLY, DOES NOT EXPRESS AN OPINION OR OTHER FORM OF ASSURANCE WITH RESPECT THERETO. THE ASSUMPTIONS UPON WHICH ANY PROJECTIONS ARE BASED ARE DESCRIBED IN MORE DETAIL HEREIN. SOME OF THESE ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD AFFECT OUR RESULTS. THEREFORE, OUR ACTUAL RESULTS ACHIEVED DURING THE PERIODS COVERED BY THE PROJECTIONS WILL VARY FROM ANY PROJECTED RESULTS, AND THESE VARIATIONS COULD BE MATERIAL. NO REPRESENTATION OR GUARANTEE IS MADE WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF THE ASSUMPTIONS UNDERLYING ANY PROJECTIONS OR THAT THE RESULTS SET FORTH IN ANY PROJECTIONS WILL BE REALIZED. PROSPECTIVE INVESTORS IN THE BOND ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY PROJECTIONS INCLUDED HEREIN. MUCH OF THE INFORMATION SET FORTH IN THIS OFFERING MEMORANDUM CONSTITUTES FORWARD-LOOKING INFORMATION AND/OR PROJECTIONS. THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. THE POSSIBILITY EXISTS THAT INVESTORS MAY LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" IN THIS OFFERING MEMORANDUM.

NOTHING CONTAINED HEREIN IS, OR SHALL BE RELIED UPON AS A PROMISE, REPRESENTATION OR WARRANTY. THIS OFFERING MEMORANDUM DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE AN INVESTMENT IN OUR SECURITIES AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS OF US AND THE DATA CONTAINED OR REFERRED TO HEREIN. NEITHER THE PLACEMENT AGENTS NOR THEIR REPRESENTATIVES HAVE INDEPENDENTLY VERIFIED ANY OF SUCH INFORMATION AND ASSUMES NO RESPONSIBILITY FOR ITS ACCURACY OR COMPLETENESS.

THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL TO, NOR A SOLICITATION OF AN OFFER TO BUY FROM, NOR SHALL ANY SECURITIES BE OFFERED OR SOLD BY US TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

The Date of This Offering Memorandum is February 03, 2020

IMPORTANT INFORMATION ABOUT THIS OFFERING MEMORANDUM

This Offering Memorandum is highly confidential. We prepared it solely for use in connection with this offering. You may not reproduce or distribute this Offering Memorandum, in whole or in part, and you may not disclose any of the contents of this Offering Memorandum or use any information herein for any purpose other than considering an investment in the bond. By accepting delivery of this Offering Memorandum, you expressly agree to the foregoing and expressly agree to maintain the disclosed information contained in this Offering Memorandum in confidence. You may not distribute this Offering Memorandum or disclose its contents to anyone, other than persons you have retained to advise you in connection with this offering, without our prior written consent.

The information in this Offering Memorandum is current only as of the date on its cover. For any time after the cover date of this Offering Memorandum, the information, including information concerning our business, financial condition, results of operations and prospects, may have changed.

This offering is being made only on the basis of this Offering Memorandum. Any decision to purchase the bond in this offering must be based only on the information contained herein and on your own evaluation of such information and the terms of this offering, including the merits and risks of the investment.

We have not authorized any person to give any information or make any representations about us in connection with this offering that are not contained in this Offering Memorandum. If any information has been or is given or any representations have been or are made to you outside of this Offering Memorandum, neither it nor they should be relied upon as having been authorized by the placement agents or us.

We have the right to withdraw this offering of the bond at any time. We and the placement agents also reserve the right to reject any offer to purchase the bond in whole or in part for any reason and to allot to any prospective investor less than the full amount of the bond sought by such investor.

Neither we nor the placement agents are giving you legal, business, financial or tax advice about any matter. You should consult with your own attorney, accountant and other advisors about those matters (including determining whether you may legally participate in this offering).

You expressly agree, by accepting delivery of this Offering Memorandum, that:

- This Offering Memorandum contains highly confidential information concerning us.
- You will hold the information contained or referred to in this Offering Memorandum in confidence.
- You will not make copies of this Offering Memorandum or any documents referred to inside; and
- Neither we nor the placement agents are giving you any legal, business, financial or tax advice.

The agreements set forth in the preceding sentence are intended for our benefit and for the benefit of the placement agents.

Each purchaser of the bond will be furnished a copy of this Offering Memorandum and any related amendments or supplements to this Offering Memorandum. Each person receiving this Offering Memorandum acknowledges that:

- such person has been afforded an opportunity to request from us, and to review and has received, all additional information considered by it to be necessary to verify the accuracy and completeness of the information herein.

- such person has not relied on the placement agents or any person affiliated with the placement agents in connection with its investigation of the accuracy of such information or its investment decision; and

- except as provided above, no person has been authorized to give any information or to make any representation concerning the bond offered hereby other than those contained herein and, if given or made, such other information or representation should not be relied upon as having been authorized by us or the placement agents.

The bond is subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under federal and applicable state securities laws, pursuant to registration or exemption therefrom. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time. See "Private Placement" in this Offering Memorandum.

We do not intend to apply for listing of the bond on any securities exchange or for inclusion of the bond in any automated quotation system.

Neither the SEC nor any securities commission of any other jurisdiction has approved or disapproved the offer or sale of the bond or determined that this Offering Memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

You must comply with all applicable laws and regulations (including obtaining required consents, approvals or permissions) in force in any jurisdiction in which you purchase, offer or sell the bond. Neither the placement agents nor we have any responsibility for your purchase, offer or sale of the bond. If you have any questions relating to this Offering Memorandum or this offering, or if you require additional information in connection with your investment in the bond, you should direct your questions to us or the placement agents.

The Date of This Offering Memorandum is February 03, 2020

RESTRICTIONS IMPOSED BY THE PATRIOT AND RELATED ACTS

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (the "USA PATRIOT ACT"), the bonds offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor." "Unacceptable investor" means any:

- Person or entity who is a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization" or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the U.S. Treasury Department.

- Person acting on behalf of, or any entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department.

- Person or entity who is within the scope of Executive Order 13224-Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001.

- Person or entity subject to additional restrictions imposed by the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the Iraq Sanctions Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or person or entity designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations or executive orders as may apply in the future similar to those set forth above.

CIRCULAR 230 DISCLOSURE

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS ARE HEREBY NOTIFIED THAT:

(A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF THE BOND FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

(B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND

(C) PROSPECTIVE HOLDERS OF THE BOND SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this Offering Memorandum are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are

also based on our good faith estimates, which are derived from management's review of internal data and information, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

TRADEMARKS

This Offering Memorandum also includes trademarks, service marks and trade names of other companies. Our use or display of other companies' trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, such other companies.

RESALE RESTRICTIONS

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

CONFIDENTIALITY

Notwithstanding anything to the contrary contained in this Offering Memorandum and the documents referred to herein, the obligations of confidentiality contained herein and therein, as they relate to the transactions contemplated by the Offering Memorandum, shall not apply to the tax structure or tax treatment of such transactions, and each recipient (and its employees, representative or other agents) may disclose to any and all persons, without limitation of any kind, the tax structure and tax treatment of such transactions; provided that no person may disclose the name of or identifying information with respect to any party identified herein or any pricing terms or other nonpublic business or financial information that is unrelated to the tax structure or tax treatment of such transactions.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum and the documents incorporated by reference into this Offering Memorandum contain forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact contained in this Offering Memorandum and the materials accompanying this Information Statement are forward-looking statements.

Frequently, but not always, forward-looking statements are identified by the use of the future tense and by words such as 'believes," "expects," "anticipates," "intends," "will," "may," "could," "would," "projects," "continues," "estimates," or similar expressions. Forward-looking statements are not guaranteeing of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks.

All statements, other than statements of historical fact included in this Offering Memorandum, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Offering Memorandum, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" in this Offering Memorandum. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Forward-looking statements may include statements that relate to, among other things, our:

- Forward-looking financial data, including those relating to production, costs, revenues and operating income.
- Future financial and operating performance and results.
- Business strategy and budgets.
- Market prices.
- Expected plugging and abandonment liabilities and another expected asset retirement obligations.
- Technology.
- Financial strategy.
- Amount, nature and timing of capital expenditures.
- Timing and amount of future production of oil and natural gas.
- Competition and government regulations.
- Operating costs and other expenses.
- Cash flow and anticipated liquidity.
- Prospect development.
- Property acquisitions and sales; and
- Plans, forecasts, objectives, expectations and intentions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the anticipated future results or financial condition expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include but are not limited to:

- Ability to raise additional capital to fund future capital expenditures.
- Cash flow and liquidity.
- Weather conditions.
- Availability and cost of material and equipment.
- Delays in anticipated start-up dates.
- Actions or inactions of third-party operators of our properties.
- Ability to find and retain skilled personnel.
- Strength and financial resources of competitors.
- Potential defects in title to our properties.
- Federal and state regulatory developments and approvals, including the adoption of new regulatory requirements.
- Losses possible from future litigation.
- Environmental risks.
- Changes in interest rates.
- Events like those of September 11, 2001, Hurricanes Katrina, Rita, Gustav and Ike and the Deepwater Horizon explosion; and
- Worldwide political and economic conditions.

We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. We caution you against putting undue reliance on forward-looking statements or projecting any future results based on such statements. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Memorandum and in the documents incorporated herein by reference which provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please review the "Risk Factors" included in this Offering Memorandum so that you are aware of the various risks associated with an investment in the bond.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Offering Memorandum.

OFFERING MEMORANDUM SUMMARY

This summary highlights certain information concerning our business and this offering. Because this is a summary, it may not contain all the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and Bond included elsewhere in this Offering Memorandum. You should read this Offering Memorandum carefully and should consider, among other things, the matters set forth in "Risk Factors" before deciding to invest in the Bond. In this Offering Memorandum, unless indicated otherwise, references to the "Company," "our company," "we," "our" and "us" refer to Canada Petrus Oil and Gas Inc. and its subsidiaries and related entities.

Our Company

MARCUS J LENTON TRUST (ESC) was created and registered in the United States of America as a private investment company engaged in the business of issuing Commercial Paper Notes to "Qualified Purchasers". Our Mission is to set forth global humanitarian projects, which include but is not limited to, solar and wind energy, affordable housing, clean water, infrastructure, etc. The information specified in this Private Placement Memorandum concentrates on the details concerning the Company and the targeted industries/acquisitions in which we intend to operate. Potential purchasers of the Offered issue are encouraged to conduct their own separate investigation of our targeted industries to obtain more insight in assessing our prospects.

The mission for the MARCUS J LENTON TRUST (ESC), an investment company; is to engage in the business of issuing Commercial Paper Notes to "Qualified Purchasers" and also engage in DTC's services (DTC Participant), provide Transfer Agent Services to qualified issuers of DTC Eligible Securities; and at the discretion of the company, utilize proceeds to set forth global humanitarian projects.

The MARCUS J LENTON TRUST (ESC) is an investment company pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; issuer all the outstanding securities of which are beneficially owned by combination classes of persons. The Company does have a Charter in good standing, United States of America File No. 16016912-1, Registration Date: February 03, 2016, State of Illinois File No. 112-71-6054174 (112-1971-6054174), Registration Date: October 26, 1971. Said Securities beneficially owned was tacitly accepted; hence, deemed a Fact via Evidence of Debt. The company's Securities are exempt from registration under the Investment Company Act of 1940, as amended ("the Investment Company Act") in reliance on Section 3(c)(7) of the "40" Act. Please review "Important Notice" as it pertains to the sales and resales of said securities are restricted to "Qualified Purchasers," as defined in the Investment Company Act.

The company proposes to engage in the business of issuing Commercial Paper Notes to "Qualified Purchasers" and also to become a DTC Participant by making the company's securities DTC eligible, for sale and resale pursuant to Rule 144A of the 33 Act; hence, said securities may be sold and resold to "Qualified Purchasers".

The new issue of securities that the "Qualified Purchasers" and/ or DTC will be dealing with in this transaction is Commercial Paper Notes; Book-Entry-Only Issue. Said issue of securities falls under Article 8 of the N.Y. U.C.C. governing Investment Securities. Article 8 as it relates to this transaction provides clarity regarding the definition of Issuer and Security. Also, under Article 8 the transfer of the issue may be registered upon books as a "Book-Entry" on behalf of the Issuer. The Put/Tender Feature will be elected to provide greater marketability to Qualified Institutional Buyers, which will give them the right to resell the issue at a predetermined price if the value of the issue falls below said price prior to the expiration of the put option.

The new issue of securities falls under Rule 144A, a safe harbor from the registration requirements of the Securities Act of 1933 for certain private resales of restricted securities to Qualified Institutional Buyers (QIB). Because the issue is eligible for domestic resale under Rule 144A, the issue is eligible for resale under Regulation S by election of the issuer. This allows for greater marketability amongst Foreign Qualified Institutional Buyers. Regulation S provides safe harbor for the sale and resale of securities, potentially deemed to come to rest abroad, to and between foreign QIB's; hence, not subject to the registration obligations impose under section 5 of the 1933 Act. Foreign Qualified Institutional Buyers may purchase from U.S. Corporations but only sell to other foreign Qualified Institutional Buyers. The '33 Act is the Securities Act of 1933, and as amended, which established regulation for the offer and sale of securities in response to the market crash of 1929 and conditions thereafter. It requires that any offer or sale of securities using the means of instrumentality of interstate commerce be registered unless an exemption from registration exists under the law.

The company understands that "All issuers" of securities deposited at DTC are required to adhere to the requirements stated in the DTC's Operational Arrangements and are obligated among other things, to follow precisely the procedures outlined in the Agreements and provide DTC with complete and accurate information. In connection with utilizing DTC's services, the company comprehends that it must comply with all applicable laws, including all applicable laws relating to securities, taxation, and money laundering, as well as sanctions administered and enforced by the Office of Foreign Assets Control ("OFAC").

The company also proposes to engage in the business of Transfer Agent Services; providing assistance to issuers who securities (under strict guidelines per DTC's Operational Arrangements) may become DTC eligible, for sale and resale pursuant to Rule 144A of the 33 Act; hence, said securities may be sold or resold to "Qualified Purchasers". Said services would consist of certain particulars that must be satisfied per DTC's Operational Arrangements.

The company's core objective is to utilize proceeds and to collaborate with other companies who are interested on setting forth global humanitarian projects with the purpose of providing sustainable relief for under privileged individuals around the world. Examples of said projects notwithstanding would consist of providing organic food(s), clean drinkable water, shelter, clothing, and employment opportunities.

In conclusion, the Company understands the importance of positioning one's self in a favorable outcome where equality is considered justifiable. For instance, offer and exchange is rendered to the company, the company renders services to the issuers and in return, at the discretion of the company, global humanitarian projects are institutionalized in order to provide sustainable relief for under privileged individuals around the world. The company is looking forward on establishing a business relationship with "Qualified Purchasers" as well as the DTCC in order to meet said company's objective.

Organizational Structure

As of the date of this offering, we have a newly created subsidiary: Lenton International Nigeria LLC. Organized for the purpose of utilizing the proceeds of this offering. We do not have any other foreign subsidiaries as of the date of this offering.

Market Strategy

The management strategy is predicated on an opportunistic view with a "Buy and Build" approach at its core, allowing assembling meaningful asset packages off cycle and executing sales of non-core assets during market run-ups on the commodity, land, developmental and other cyclical upswings.

We intend to locate, acquire, develop and operate, all projects that can provide attractive returns to our equity partners. The management team has access to numerous deal flow opportunities which are subject to extensive screening and thorough evaluation. Through its wide-ranging network of industry contacts, the team has the capacity to source deals that are not available to most independent operators. Currently there are several exclusive deal opportunities, which came about due to the team's prior experience in specific areas, and that are available only to this team.

Management

The MARCUS J LENTON TRUST has experienced, and continues to experience, growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management, operational, and financial infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. Our expansion and operations throughout the United States and beyond heightens these risks as a result of the particular challenges of supporting a growing business in an environment of varying cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage our growth and our financial position.

Reliance on Management

The Agent, who is the acting CEO, has sole responsibility and authority for all decisions in connection with the management of The MARCUS J LENTON TRUST. Investors will have a limited right to participate in the management of the Company. The capital required by the Company to commence operations and carry on its business is being sought entirely from the proceeds of the Offering

Management discretion as to use of proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Noteholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management, in particular, the Chairman, with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

MANAGEMENT

Directors

MARCUS J LENTON TRUST is an irrevocable trust organized and governed in accordance with the By-laws of the Company adopted from time to time. The officers and directors are set out below:

Name	Title	Nationality	Address
Marcus-Jerome II: Lenton	Director & President	American	c/o MARCUS J LENTON TRUST 610 West LeFevre Road, Sterling, Illinois 61081
Traian Cabba	Senior Advisor to the Board	USA & Canada	c/o Canadian Petrus Oil & Gas Inc 142 Bedford Toronto, Ontario, Canada M5R 2K2
Lashon Thames	Vice President Chief Financial Officer	American	c/o LENTON INTERNATIONAL LLC 8 THE GREEN, SUITE A DOVER, DELAWARE 19901 USA
Tiffany Batiste	Executive Vice President	American	c/o LENTON INTERNATIONAL LLC 8 THE GREEN, SUITE A DOVER, DELAWARE 19901 USA
Jeff Deer	Legal Counsel Secretary	American	c/o LENTON INTERNATIONAL LLC 8 THE GREEN, SUITE A DOVER, DELAWARE 19901 USA

COMPENSATION

Directors
The Directors are not compensated for their position as a member of the board of directors.

Secretary
Our corporate secretary is responsible for maintenance of the corporate records of the Company and the use and safekeeping of the corporate records and seal of the Company.

Auditors
We do not have independent auditors. Our financial records are maintained by Lashon Thames, our Chief Financial Officer.

THE OFFERING

The summary below describes the principal terms of the Bond. Certain of the terms described below are subject to important limitations and exceptions. The section of this Offering Memorandum entitled "Description of Bond" contains a more detailed description of the terms of the Bond.

Securities Offered	$100 billion principal amount Bond executed by MARCUS J LENTON payable to the order of MARCUS J LENTON TRUST
Maturity Date	February 03, 2050
Interest	The Bond does not bear interest
Guarantees	The Negotiable Instruments Act, 1881; Public Law 73-10, Chapter 48m 48 Stat §112; (Gold Reserve Act), U.C.C. Article 9; 31 C.F.R. §225.2 – **U.S. Government Obligation**; 31 U.S.C. §5118 (d)(2); 31 U.S.C. §463, Public Law 97-258; U.C.C. Article 4 §302; 18 U.S.C. §8; 12 U.S.C. §411; Securities Act § 2(1), 3(a)(3); Congressional Statutes At Large, Title 62, Positive Law; 31 U.S.C. §5312; U.C.C 2-§304; 12 U.S.C. §1831n (a)(2)(A) – Uniform Accounting principles consistent with G.A.A.P.; 12 U.S.C. §1813 (1)(1). Deposit money or its equivalent; Public Policy; AND settlement in terms of the United States Supreme High Court of Justice, Rule 45.
Who May Invest	The Bond is eligible for resale to purchasers who are qualified institutional buyers (each a "QIB") as defined in Rule 144A of the Securities Act.
How to Subscribe	Persons wishing to subscribe for Bond must tender to the Company a completed Subscription Agreement together with the appropriate subscription payment.
Transfer Restrictions	The Bond is subject to restrictions of transferability and resale and may not be transferred or resold except as permitted under the securities act and the applicable securities laws, pursuant to registration or exemption there from and the subscription agreement. Investors should be aware that they could be required to bear the financial risks of this investment for an indefinite period.
Ranking	The Bond will be our senior obligation. The Bond will rank senior in right of payment to all of our future subordinated indebtedness and equal in right of payment with all of our existing and future senior indebtedness.
Plan of Distribution	The Bond is being offered without registration under the Securities Act of 1933 in reliance on the exemption from registration provided in Rule 144A promulgated under the Securities Act. The Bond may be sold or pledged as collateral for a term loan.
Delivery	The Bond will be ready for delivery on or about the date set forth on the cover of this Offering Memorandum, at which time the Bond will be delivered to the settlement agent for the buyer or lender in book-entry form through Depository Trust Company.
No Listing	The Bond is a new issue of securities and will not be listed on any securities exchange.
Use of Proceeds	MARCUS J LENTON TRUST (ESC) was created and registered in the United States of America as a private investment company engaged in the business of issuing Commercial Paper Notes to "Qualified Purchasers". Our Mission is to set forth global humanitarian projects, which include but is not limited to; solar and wind energy, affordable housing, clean water, infrastructure, etc.
Risk Factors	You should carefully consider the information set forth in the section entitled "Risk Factors" beginning on page 12 and all other information in this Offering Memorandum before deciding to invest in the Bond.

The Date of This Offering Memorandum is February 03, 2020

PLAN OF DISTRIBUTION

The bond is being privately offered in reliance on an exemption from registration provided in rule 144a under the securities act of 1933.

Rule 144a, provides a safe harbor from the registration requirements of the securities act of 1933 for private resales of minimum $500,000 of restricted securities to qualified institutional buyers (QIBS).

Prospective investors should be aware that the bond is not freely transferable. A registration statement covering the bond has not been filed with the sec under the securities act or under any state securities or blue-sky laws, and no such registration will be filed by the company. The securities act would prohibit the transfer or sale of the bond in the absence of such registration unless rule 144a or other to the securities act's registration requirements were applicable to such transfer or sale.

Prospective investors and existing investors wishing to make an additional capital contribution must send a completed subscription agreement and make payment of their additional capital contribution in full by certified or official bank check or wire transfer of funds payable to an account of the company pursuant to the instructions which may be obtained from the secretary.

The company has the right to reject any capital contribution in whole or part at its absolute discretion, in which event the amount paid with respect to any capital contribution or the balance thereof (as the case may be) will be returned (without interest) promptly.

The bond offered hereby should only be purchased by those persons who can afford the possible loss of their entire investment and may only be purchased by those investors who represent and warrant that they are purchasing the bond for their own account for investment purposes without any present intention to resell, distribute or otherwise transfer or dispose of the bond. Offering price to summary

The offering price is payable in full upon closing of the transactions contemplated hereby. The price has been determined by the board of the MARCUS J LENTON TRUST, without reference to any standard valuation criteria. No representation is made that the securities being offered have a market value equal to said price, or that the securities being offered could be resold at equal price, or at any price (in fact, the securities being offered are subject to substantial restrictions on transfer). Each prospective subscriber should make an independent evaluation of the fairness of the offering price. This offering is subject to withdrawal, cancellation or modification without notice. The company reserves the right to approve each investor and to reject any subscription in whole or in part.

The securities are being offered on a "best-efforts, no minimum" basis" by the company. The company reserves the right to allow broker/dealers, such as those registered with the SEC and are FINRA ("Placement Agents"), to sell the Securities. The Company may pay up to a 2% commission on the gross proceeds, plus expenses, of the securities sold by such registered brokers. All subscription proceeds will be deposited in the Company's corporate account and will immediately be available for use.

	PRICE TO THE SUBSCRIBERS	MAXIMUM COMMISSIONS(I)	PROCEEDS TO THE COMPANY(II)
OFFERING	$ 100,000,000,000	$ 2,000,000,000	$ 98,000,000,000

(I)   THE COMPANY MAY PAY COMMISSIONS OR FEES TO LICENSED BROKER-DEALERS AND/OR FINDERS IN AN AMOUNT NOT TO EXCEED 2% OF THE OFFERING.

(II)   THE SECURITIES ARE BEING OFFERED FOR SALE BY THE COMPANY ON A "BEST EFFORTS" BASIS.

THE OFFERING WILL TERMINATE ON THE EARLIEST OF: (A) THE DATE THE COMPANY, IN ITS DISCRETION, ELECTS TO TERMINATE, OR (B) THE DATE UPON WHICH ALL SUBSCRIPTION FUNDS FOR HAVE BEEN PROCURED, OR (C) APRIL 15, 2025 OR SUCH DATE AS MAY BE EXTENDED FROM TIME TO TIME BY THE COMPANY, BUT NOT LATER THAN 180 DAYS THEREAFTER (THE   "OFFERING PERIOD").

SUITABILITY STANDARDS

Investment in the securities of the MARCUS J LENTON TRUST involves a high degree of risk and is suitable only for those investors who have substantial financial resources in relation to their investment and who understand the particular risk factors of this investment. In addition, investment in the securities is suitable only for an investor who does not need liquidity in his investment and is willing to accept restrictions on the transfer of the securities.

INVESTOR SUITABILITY

Subject to the right of the Company to sell Securities to sophisticated investors who are Accredited Investors, issues of the Company's Securities will be sold only to those investors who submit a Purchaser Questionnaire (with the exception of financial institutions/ MSB's etc., who are credibly known) in the form attached hereto as Exhibit "A" establishing to the satisfaction of the Company that:

1. The Investor is an "Accredited Investor" as such term is defined in rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "1933 Act"), that is any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

    (a) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

    (b) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

    (c) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

    (d) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer.

    (e) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000 (Net Worth may include home, furnishings and automobiles).

    (f) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of
    $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

    (g) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); and

    (h) Any entity in which all the equity owners are accredited investors.

RISK FACTORS

THE PURCHASE OF THE SECURITIES OFFERED HEREBY IS SUBJECT TO A HIGH DEGREE OF RISK. PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSIDER THE FOLLOWING FACTORS, AMONG OTHERS, BEFORE SUBSCRIBING. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN FINANCIAL COUNSEL IN CONNECTION WITH THE POSSIBLE PURCHASE OF SECURITIES.

Investing in the Securities of The MARCUS J LENTON TRUST("Company") is very risky. You should be able to bear a complete loss of your investment. Consideration should be considered based on the following factors, among others.

An investment in the Securities involves a certain degree of risk, including, but not limited to the following. For a more detailed description of the risks involved in an investment in the Securities see RISK FACTORS below.

Summary

- The Securities are illiquid and should only be purchased if the investor is willing to hold the Securities for an indefinite period.

- In order to implement the Company's growth strategy, there may be a need for additional funding through public and private placement of the Company's securities.

- The Company's closest competitors are indirect competitors but are far larger than the Company, may have greater financial resources than the Company, and may have management personnel with more experience than the officers of the Company.

- The Company's products and services may fail to perform as expected, and capital expenditures may exceed estimates.

- The Company may be forced to abandon investment or expansion opportunities after expending resources to determine feasibility.

- Sales of the Company's products and services are subject to changes in regional economic conditions, including levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates and may be affected by changes in legislation.

Risks Related to Our Business and Industry

General Economic Conditions

The Company's success is based in large part upon the results of the economy in general. Changes in the general economic conditions, including broad economic downturns and economic expansions, including changes in federal or governmental regulations, may affect the value of the Company. Changes in the European and world economy from time to time may have an adverse or favorable impact on the profitability of the Company.

Operating History

The MARCUS J LENTON TRUST has only a short operating history. As a result, we have very little operating history to aid in assessing our prospects. We will encounter risks and difficulties as an early-stage company in a rapidly evolving, and often volatile, market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

Management of Growth

The MARCUS J LENTON TRUST has experienced, and continues to experience, growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management, operational, and financial infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. Our expansion and operations throughout the United States and beyond heightens these risks as a result of the particular challenges of supporting a growing business in an environment of varying cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage our growth and our financial position.

Brand Enhancement

Our business will depend on a strong brand and failing to maintain and enhance our brand would hurt our ability to expand our base of clients and partners. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the various markets that we intend to enter. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. Maintaining and enhancing our brand will depend largely on our ability to be an industry leader and to continue to provide high- quality products and services, which we may not do successfully.

Risks associated with expansion

Any expansion of operations the Company may undertake will entail risks such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, Noteholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Unanticipated obstacles to the execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Risks Related to Management

Reliance on Management

The Agent, who is the acting CEO, has sole responsibility and authority for all decisions in connection with the management of The MARCUS J LENTON TRUST. Investors will have a limited right to participate in the management of the Company. The capital required by the Company to commence operations and carry on its business is being sought entirely from the proceeds of the Offering

Our business may suffer if we lose key personnel

We depend to a large extent on the services of certain key management personnel, including our President, Marcus-Jerome II: Lenton and Lashon-Monique: Thames, our Chief Financial Officer. These individuals have extensive experience and expertise in project and business management. Additionally, our success is dependent on our ability to continue to employ and retain skilled technical personnel. The loss of Mr. Lenton or Ms. Thames or other key personnel could have a material adverse effect on our business, financial condition and results of operations.

Management discretion as to use of proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Noteholders in order to address changed circumstances or opportunities.   As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management, in particular, the Chairman, with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Risks Related to this Offering

No independent appraisal

The Company is consummating sale or pledge of the Bond based upon the purchase price noted in the Subscription Agreement and after Subscribers have received all information, they deem necessary to make an informed decision as to agree to the terms of the transaction. The price at which the Bond is being purchased or pledged was   determined by an arms-length transaction and the Company's negotiating position and the final agreed upon purchase price may bear no relationship to the assets, book value, earnings or net worth of the Company. No   independent appraisal has been prepared for evaluating the Company's securities or the net worth of the Company and the Company does not intend to obtain any such appraisal. Consequently, the purchase price should not be considered an indication of the actual value of the Company and no assurance is given that the Bond or underlying securities, if transferable by the Company or the investor, may be sold for the purchase price negotiated or for any   other amount.

Control by management

The Company's directors, officers and affiliates control a majority of the outstanding shares on a fully diluted basis, excluding any options   reserved for employees or warrants issuable to investors or any placement agents. As a result, the directors, officers and affiliates will have significant voting power when electing the board of directors, which in turn influences the policies of the Company.

Future capital needs; Uncertainty of additional funding

Management of The MARCUS J LENTON TRUST currently anticipates that the net proceeds of the Offering will be enough to meet its marketing, design evolution and other working capital requirements through the first stages of its business development plan. Future capital may be required. The Company may need to raise additional funds to sustain its development activities, particularly if there is a major shift in marketplace. Adequate funds may not be available on terms favorable to the Company, if at all, to deal with such issues.

Risks related to our securities

An investment in the Securities may be long term and illiquid.   As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors.   Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long- term investment and not with a view towards resale or distribution.   Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period.   It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Restrictions on transfer of Bond; lack of market

All persons who purchase the Bond offered hereby will be required to execute a Subscription Agreement, the form   of which is attached hereto as Exhibit A, which provides, in part, that a purchaser may not sell, transfer, pledge, or   otherwise dispose of any of such securities in the absence of an effective registration statement covering such transaction under the Securities Act and applicable state securities laws, or the receipt by the Company of an opinion of counsel to the effect that registration is not required.

Transfers of the Company's securities may be restricted by state securities "blue sky" laws

Transfers of the Company's Bond may be restricted under the securities or securities regulations and laws promulgated by various states and foreign jurisdictions, commonly referred to as "blue sky" laws. Absent compliance with such individual state laws, the Company's Bond may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such securities and persons who desire to purchase them should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions may prohibit the secondary trading of the Company's Bond. Investors should consider the secondary market for our securities to be a limited one.

The Company's officers and directors have limited liability and have indemnity rights which may discourage stockholders from bringing an action against them

The Company has agreed to indemnify the Company's officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. The Company also provides for the indemnification by the Company of its officers and directors against any losses or liabilities incurred as a result of the manner in which the officers and directors operate the business or conduct the Company's internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the Company's best interests of and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. The existence of these provisions may discourage holders of our Common Stock from bringing an action against management because the Company may be responsible for paying all costs associated therewith, which could negatively impact the value of the Bond.

No requirement to adopt certain corporate governance measures

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the Commission, the New York and American Stock Exchanges and the NASDAQ Stock Market as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the NASDAQ Stock Market. Because the Company is not presently required to comply with many of the corporate governance provisions and because it chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, it has not yet adopted these measures. As of the date of this Offering Memorandum, the Company is not in compliance with requirements relating to the distribution of annual and interim reports, the holding of stockholders' meetings and solicitation of proxies for such meeting and requirements for stockholder approval for certain corporate actions. Until the Company complies with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave the Company's stockholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide the Company with funds necessary to expand its operations.

There can be no assurance that this Offering qualifies for exemption from federal registration

This Offering is being made in reliance upon the "private placement" exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and Rule 144A promulgated pursuant thereto. Reliance on these exemptions does not, however, constitute a representation or guarantee that such exemptions are indeed available. If for any reason this Offering is deemed to be a public offering of the Company's securities (and if no other exemption from registration is available) and the offered Bond and underlying securities are not registered or qualified with the applicable federal or state authorities, the sale of the offered Bond and underlying securities would be deemed to have been made in violation of the applicable laws requiring registration of the offered securities and the delivery of a prospectus. As a remedy in the event of such violation, each purchaser of the offered securities would have the right to rescind his or her purchase of the offered securities and to have his or her purchase price returned. If such a purchaser requests a return of his or her purchase price, funds might not be available for that purpose. In that event, liquidation of the Company might be required. Any refunds made would reduce funds available for our working capital needs. A significant number of requests for rescission would probably cause the Company to be without funds sufficient to respond to such requests or successfully to proceed with our activities. The Company does not currently plan but may use placement agents consistent with state and federal exemptions from registration. In certain circumstances payment to agents could result in the loss of an exemption and would give rise to all of the aforementioned risks.

This Offering is being placed on a "best efforts" basis only and the Company may not raise the entire $100,000,000,000.

The Bond is being marketed by the Company on a "best efforts" basis only. There is no commitment, firm or otherwise, on the part of anyone to purchase any of the Bond and the Company has the right to close the sale of any Bond sold at any time following receipt of any subscriptions and without any minimum sale required. As a result of this flexibility, the Company may not obtain all of the funds required to fund all of the proposed uses of proceeds as identified in the Use of Proceeds section of this Offering Memorandum, and the Company may, therefore, find itself without sufficient working capital despite having closed on a portion of this Offering.

No underwriter's due diligence to confirm the accuracy of the disclosures contained herein.

Because this Offering is being conducted on a self-underwritten basis, you will not have the benefit of an underwriter's due diligence to confirm the accuracy of the disclosures made in this Offering Memorandum.

If the Company pay finder's fees to persons who are found to have been acting as unregistered broker dealers in violation of the Securities and Exchange Act of 1934 and/or state securities laws, the Company may subject to consequences that could have an adverse impact on its financial position.

During the course of this Offering the Company may in the future engage one or more finders to assist it in the placement of the Bond who may receive finder's fee compensation of up to three percent (3%) of the offering price of the Bond that is purchased by investors that they introduce to us. To the extent that the activities of these finders are found to require registration as a broker/dealer by either state or federal securities administrators, the failure of the finders to be so registered could result in adverse consequences both to the finders and to us. These consequences could include: (1) criminal or civil enforcement actions; (2) monetary fines or penalties; (3) rescission of the sale of the securities to investors who purchased securities as a result of the efforts of those finders; and (4) injunctions against future violations of state and/or federal securities laws. If the Company was subject to one or more of these consequences, that event could have a material adverse impact on its financial results and capital position, and it could make it more difficult or expensive for the Company to register or sell its securities or raise capital in the future.

USE OF PROCEEDS

Through our newly created subsidiaries, Lenton International Nigeria LLC and Lenton International LLC, we are in position to deliver value through financing, restructuring of assets and supplementing them with new investment. The new subsidiaries was created for the purpose of providing financing for capital expenditure, based on commitment to humanitarian projects with the purpose of providing sustainable relief for under privileged individuals around the world. Examples of said projects notwithstanding would consist of providing solar and wind energy, organic food(s), clean drinkable water, affordable housing, clothing and employment opportunities.

DESCRIPTION OF BOND

The following description is a summary of the material provisions of the Bond. It does not restate the agreement in its entirety. We urge you to read the Bond because it, and not this description, define your rights as holders of the Bond.

The registered holder of the Bond will be treated as the owner of it for all purposes.

The Bond is:

- Senior obligation of The MARCUS J LENTON TRUST.
- Is issued in the total principal amount of $100 Billion.
- Prior in right of payment with all our other existing and future senior obligations, including debt borrowed under any credit facilities, and senior in right of payment of all Indebtedness that by its terms is subordinated to the Bond.

Principal, Maturity and Interest

The Issuer issued the Bond with an initial maximum principal amount of $100 Billion. The Bond will be treated as a single class for all purposes under the Bond, including without limitation, waivers, amendments, and offers to purchase. The Bond will mature on February 3, 2050.

The Bond does not bear interest.

Paying Agent and Registrar for the Bond

TBD

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder or other owner of the Issuer will have any liability for any obligations of such Issuer or any Guarantor under the Bond, the Bond or the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Bond by accepting a bond waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Bond. The waiver may not be effective to waive liabilities under the federal securities laws.

Amendment, Supplement and Waiver

The Bond may not be amended or supplemented.

Governing Law

The Bond will be governed by the laws of the United States of America.

Additional Information

Anyone who receives this Offering memorandum may obtain a copy of the Bond without charge by writing to the Company at: In Care of 610 West LeFevre Road, Sterling, Illinois 61081. Attention: Chief Financial Officer.

BOOK-ENTRY; DELIVERY AND FORM

The Bond is eligible for resale to any purchaser who is a qualified institutional buyer (each a "QIB") as defined in Rule 144A of the Securities Act. The Depository Trust Company ("DTC"), New York, NY, will act as securities depository for the Bond. The Bond will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered Security certificate will be issued for the Bond, in the principal amount of such issue, and will be deposited with DTC. DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instrument from over 100 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org. Purchases of Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Securities on DTC's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered the transaction.

Transfers of ownership interests in the Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except if use of the book-entry system for the Securities is discontinued. To facilitate subsequent transfers, all Bond deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of Bond with DTC and their registration in the name of Cede & Co. or such other nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Bond; DTC's records reflect only the identity of the Direct Participants to whose accounts such Bond is credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Bond may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Securities, such as tenders, defaults, and proposed amendments to the security documents. For example, Beneficial Owners of Bond may wish to ascertain that the nominee holding the Bond for their benefit has agreed to obtain and transmit notices to Beneficial Owners, in the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them. Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Bond unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Bond is credited on the record date (identified in a listing attached to the Omnibus Proxy). DTC may discontinue providing its services as securities depository with respect to the Bond at any time by giving reasonable notice to Issuer or Agent. Under such circumstances, in the event that a successor securities depository is not obtained, Security certificates are required to be printed and delivered. Issuer may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, Security certificates will be printed and delivered to DTC. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Issuer believes to be reliable, but Issuer takes no responsibility for the accuracy thereof.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF BOND FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE HOLDERS OF BOND SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the Bond. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the Bond.

This discussion is limited to holders who purchase the Bond in this offering for a price equal to the issue price of the Bond (i.e., the first price at which a substantial amount of the Bond is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the Bond as capital assets (generally, property held for investment). This discussion does not address the tax considerations arising under U.S. federal estate or gift tax laws or the laws of any foreign, state, local or other jurisdiction. In addition, this discussion does not address all tax considerations that may be important to a holder considering the holder's circumstances, or to certain categories of investors that may be subject to special rules, such as:

- dealers in securities or currencies.
- traders in securities that have elected the mark-to-market method of accounting for their securities.
- U.S. holders (as defined below) whose functional currency is not the U.S. dollar.
- persons holding Bond as part of a hedge, straddle, conversion or other "synthetic security" or integrated transaction.
- U.S. expatriates.
- financial institutions.
- insurance companies.
- regulated investment companies.
- real estate investment trusts.
- persons subject to the alternative minimum tax.
- entities that are tax-exempt for U.S. federal income tax purposes; and
- partnerships and other pass-through entities and holders of interests therein.

If any entity treated as a partnership for U.S. federal income tax purposes holds Bond, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the Bond, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, owning and disposing of the Bond.

INVESTORS CONSIDERING THE PURCHASE OF BOND ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP OR DISPOSITION OF THE BOND UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

In certain circumstances, we may elect or be obligated to pay amounts on the Bond that are in excess of stated interest or principal on the Bond. We do not intend to treat the possibility of paying such additional amounts as causing the Bond to be treated as "contingent payment debt instruments" within the meaning of U.S. Treasury Regulations. However, additional income will be recognized if any such additional payment is made. Our determination that the Bond is not contingent payment debt instruments is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable U.S. Treasury Regulations. Our determination, however, is not binding on the IRS, and it is possible that the IRS may take a different position, in which case you might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain recognized on the sale, exchange, retirement or other taxable disposition of the Bond. The remainder of this discussion assumes that the Bond will not be treated as contingent payment debt instruments.

Tax Consequences to U.S. Holders

You are a "U.S. holder" for purposes of this discussion if you are a beneficial owner of a Bond and you are for U.S. federal income tax purposes:

- An individual who is a U.S. citizen or U.S. resident alien.
- A corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia.
- An estate whose income is subject to U.S. federal income taxation regardless of its source; or
- A trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Interest on the Bond

Interest on the Bond generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of the Bond

You will generally recognize capital gain or loss on the sale, exchange, retirement or other taxable disposition of a Bond. This gain or loss will equal the difference between your adjusted tax basis in the Bond and the proceeds you receive (excluding any proceeds attributable to accrued but unpaid stated interest which will be recognized as ordinary interest income to the extent you have not previously included such amounts in income). The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the Bond. Your adjusted tax basis in the Bond will generally equal the amount you paid for the Bond. The gain or loss will be long-term capital gain or loss if you held the Bond for more than one year at the time of the sale, exchange, retirement or other taxable disposition. Long-term capital gains of individuals, estates and trusts generally are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

Information reporting will apply to payments of interest on, and the proceeds of the sale, exchange, retirement or other taxable disposition of, Bond held by you, and backup withholding may apply to such payments unless you provide the withholding agent with a taxpayer identification number, certified under penalties of perjury, as well as certain other information. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

New Legislation

For taxable years beginning after December 31, 2012, newly enacted legislation is scheduled to impose a 3.8% tax on the "net investment income" of certain U.S. citizens and resident aliens, and on the undistributed "net investment income" of certain estates and trusts. Among other items, "net investment income" would generally include gross income from interest and, net gain from the sale, exchange, retirement or other taxable disposition of a Bond, less certain deductions.

Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" for purposes of this discussion if you are a beneficial owner of Bond that is an individual, corporation, estate or trust that is not a U.S. holder.

Interest on the Bond

Payments to you of interest on the Bond generally will be exempt from withholding of U.S. federal income tax under the "portfolio interest" exemption if you properly certify as to your foreign status as described below, and:

- You do not own, actually or constructively, 10% or more of the capital or profits interests of MARCUS J LENTON TRUST.

- You are not a "controlled foreign corporation" that is related to the Company.

- You are not a bank whose receipt of interest on the Bond is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

- Interest on the Bond is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN (or successor form) to the withholding agent. If you hold the Bond through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to the withholding agent, either directly or through other intermediaries. Special rules apply to foreign estates and trusts, and, in certain circumstances, certifications as to foreign status of trust owners or beneficiaries may have to be provided to the withholding agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless you provide the withholding agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty (in which case, you generally will be required to provide a U.S. taxpayer identification number), or the payments of interest are effectively connected with your conduct of a trade or business in the United States and you meet the certification requirements described below. See "—Tax Consequences to Non-U.S. Holders—Income or Gain Effectively Connected With a U.S. Trade or Business."

Disposition of Bond

You generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, retirement or other taxable disposition of a Bond unless:

- the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States); or

- you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you will be subject to tax as described below. See "—Tax Consequences to Non-U.S. Holders—Income or Gain Effectively Connected With a U.S. Trade or Business." If you are a non-U.S. holder described in the second bullet point above, you generally will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, exchange, retirement or other taxable disposition of a Bond, which may be offset by certain U.S. source capital losses.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the Bond or gain from the sale, exchange, retirement or other taxable disposition of the Bond is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, is attributable to a U.S. "permanent establishment" maintained by you), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates. Effectively connected income will not be subject to U.S. withholding tax if you satisfy certain certification requirements by providing to the withholding agent a properly executed IRS Form W-8ECI (or IRS Form W-8BEN if a treaty exemption applies) (or successor form, as applicable). If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a "branch profits tax" at a 30% rate, unless an applicable income tax treaty provides for a lower rate.

Information Reporting and Backup Withholding

Payments to you of interest on a Bond, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. U.S. backup withholding generally will not apply to payments to you of interest on a Bond if the required certification described in "Tax Consequences to Non-U.S. Holders—Interest on the Bond" is duly provided or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a U.S. person. Payment of the proceeds of a sale, exchange, retirement or other taxable disposition of a Bond effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale, exchange, retirement or other taxable disposition of a Bond effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of a sale, exchange, retirement or other taxable disposition of a Bond effected outside the United States by a broker that has certain relationships with the United States.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR BOND, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Bond by employee benefit plans that are subject to Title I of Employee Retirement Income Security Act of 1974, as amended, ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the management or administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in the Bond of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of Bond by an ERISA Plan with respect to which we or the purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the Bond. These class exemptions include, without limitation, PTCE 84-14, as amended, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank-maintained collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the Bond should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

By acceptance of a Bond, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Bond or an interest therein constitutes assets of any Plan or (ii) the purchase and holding of the Bond (or any interest therein) by such purchaser or transferee, throughout the period that it holds such Bond (or any interest therein), and the disposition of such Bond or an interest therein, will not constitute (a) a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, (b) a breach of fiduciary duty under ERISA, or (c) a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Bond on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding of the Bond.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, (1) REPRESENTS THAT (A) IT IS AN "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501 UNDER THE SECURITIES ACT), OR (a) AND (b) AGREES NOT TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") WHICH IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) ONLY (A) TO AN ISSUER OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A THEREUNDER OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUERS' RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE ISSUER. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

WHERE YOU CAN FIND MORE INFORMATION

Each purchaser of the Bond or lender using the Bond as security, will be furnished a copy of this Offering Memorandum and any related amendments or supplements to this Offering Memorandum. Each person receiving this Offering Memorandum acknowledges that:

- such person has been afforded an opportunity to request from us, and to review and has received, all additional information considered by it to be necessary to verify the accuracy and completeness of the information herein.

- except as provided above, no person has been authorized to give any information or to make any representation concerning the Bond offered hereby other than those contained herein and, if given or made, such other information or representation should not be relied upon as having been authorized by us.

This Offering Memorandum contains summaries of certain agreements that we have entered into or expect to enter into in connection with this offering such as the Bond and the other agreements described in this Offering Memorandum. The descriptions contained in this Offering Memorandum of these agreements are not purported to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements.

We are not subject to the reporting requirements and other information requirements of the Exchange Act. While any Bond remain outstanding, we will make available, upon request, to any holder and any prospective purchaser of Bond the information required pursuant to Rule 144A under the Securities Act to permit compliance with Rule 144A in connection with resales of the Bond. Such information will be made available without charge to you by making a written request to us at the following address: MARCUS J LENTON TRUST, In Care of 610 West, Sterling, Illinois 61081.

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOR FOR FORWARD LOOKING STATEMENTS. IN ORDER TO CONFORM WITH THE TERMS OF THE SAFE HARBOR THE COMPANY CAUTIONS THAT THE FOREGOING CONSIDERATIONS AS WELL AS A VARIETY OF OTHER FACTORS NOT SET FORTH HEREIN COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND EXPERIENCE TO DIFFER WIDELY OR MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS IN THE COMPANY'S FORWARD- LOOKING STATEMENTS.

ADDITIONAL INFORMATION

Prospective institutional Investors receiving this Private Placement Memorandum are hereby invited to question the Issuer concerning the terms and conditions of this offering as the following address:


MARCUS J LENTON TRUST
IN CARE OF 610 WEST LEFEVRE ROAD UNIT 106
STERLING, ILLINOIS [61081]

The Date of This Offering Memorandum is February 03, 2020


BECAUSE THE TAX ASPECTS OF THIS OFFERING WILL LIKELY VARY, PROSPECTIVE INVESTORS AND CERTAIN OF THE TAX CONSEQUENCES MAY NOT BE THE SAME FOR ALL INVESTORS; EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR.

ATTENTION:

THE FOLLOWING EXHIBITS LISTED BELOW HAVE BEEN ATTACHED SEPERATELY FROM THIS PRIVATE PLACEMENT MEMORANDUM.

EXHIBIT A
Purchaser Questionnaire

To: Prospective purchasers of Commercial Paper Notes (the "Notes") offered by The MARCUS J LENTON TRUST (the "Company").

The Purpose of this Questionnaire is to solicit certain information regarding your financial status to determine whether you are an "Accredited Investor," as defined under applicable federal and state securities laws, and otherwise meet the suitability criteria established by the Company for purchasing Notes. *This questionnaire is not an offer to sell securities*. Your answers will be kept as confidential as possible. You agree, however, that this Questionnaire may be shown to such persons as the Company deems appropriate to determine your eligibility as an Accredited Investor or to ascertain your general suitability for investing in the Notes.

Please answer all questions completely and execute the signature page
A. Personal

1. Name: _____

2. Address of Principal Residence:_____

   _____ County: _____

3. Residence Telephone: (_____) _____

4. Where are you registered to vote? _____

5. Your driver's license is issued by the following state: _____

6. Other Residences or Contacts: Please identify any other state where you own a residence, are registered to vote, pay income taxes, hold a driver's license or have any other contacts, and describe your connection with such state.

7. Please send all correspondence to:

   (1)   Residence Address (as set forth in item A-1)
   (2)   Business Address (as set forth in item B-1)

8. Date of Birth: _____

9. Citizenship: _____

10. Social Security or Tax I.D. #: _____

B. Occupation and Income

1. Occupation: _____

   (a) Business Address: _____

   _____

   (b) Business Telephone Number: (   ) _____

2. Gross income during each of the last two years exceeded: (1)_____$25,000   (2)_____$50,000

   (3)_____$100,000   (4)_____$200,000

3. Joint gross income with spouse during each of the last two years exceeded $300,000 (1)_____Yes   (2)_____No

4. Estimated gross income during current year exceeds: (1)_____$25,000   (2)_____$50,000

   (3)_____$100,000   (4)_____$200,000

5. Estimated joint gross income with spouse during current year exceeds $300,000   (1)_____Yes   (2)____No

C. Net Worth

1. Current net worth or joint net worth with spouse (note that "net worth" includes all the assets owned by you and your spouse in excess of total liabilities, excluding the value of your primary residence.)

(1)_____$50,000-$100,000   (2)_____$100,000-$250,000   (3)_____$250,000-$500,000

(4)_____$500,000-$750,000   (5)_____$750,000-$1,000,000   (6)_____over $1,000,000

2. Current value of liquid assets (cash, freely marketable securities, cash surrender value of life insurance policies, and other items easily convertible into cash) is enough to provide for current needs and possible personal contingencies:

(1)_____Yes   (2)_____No

D. Affiliation with the Company

Are you a director or executive officer of the Company? (1)_____Yes   (2)_____No

E. Investment Percentage of Net Worth

If you expect to invest at least $100,000 in Notes, does your total purchase price exceed 10% of your net worth at the time of sale, or joint net worth with your spouse.

(1)_____Yes   (2)_____No

F. Consistent Investment Strategy

Is this investment consistent with your overall investment strategy? (1)_____Yes   (2)_____No

G. Prospective Investor's Representations

The information contained in this Questionnaire is true and complete, and the undersigned understands that the Company and its counsel will rely on such information for the purpose of complying with all applicable securities laws as discussed above. The undersigned agrees to notify the Company promptly of any change in the foregoing information which may occur prior to any purchase by the undersigned of securities from the Company.

Prospective Investor:

Date: _____

Signature: _____

_____

Signature (of joint purchase if purchase is to be made as joint tenants or as tenants in common)

MARCUS J LENTON TRUST

Employee's Securities Company
Securities Exchange Commission C.I.K #
In Care 610 West LeFevre Road, Unit 106
Sterling, Illinois [61081]
Phone (630) 666-7860

International Documentary Collection

Documents Against Payment

Date: [   ] Seller Ref: [   ]
Drawer (Seller): [   ]
Address Line 1: [   ]
Address Line 2: [   ]
Contact Person: [   ]
Phone Number: [   ]

Drawee (Buyer) [   ]
Address Line 1: [   ]
Address Line 2: [   ]

Collecting Bank (Buyer's Bank) [   ]
Address Line 1: [   ]
Address Line 2: [   ]

Documents for payment include:

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals										
Duplicate										

Covering Shipment of: [   ]

Draft/Invoice# [   ]
Currency: USD   Amount (in Figures): [   ]
Amount (in words): [   ]
Tenor: At (Sight or number of days) *SIGHT* . [   ]

Upon payment please credit our account as follows:

Account Name: [   ]

Account Number: [   ]

Name of Corporation where debt security is reflected on the books: _____

Address of Corporation where debt security is reflected on the books: _____

Special Instructions:

[   ]

Processing: Print & Sign the Collection request page two along with Draft, then send to California Bank & Trust
to the address indicated in the upper left hand corner of the second page with the transport documents.

The Date of This Offering Memorandum is February 03, 2020

MARCUS J LENTON TRUST Employee's Securities Company Securities Exchange Commission C.I.K # In Care 610 West LeFevre Road, Unit 106 Sterling, Illinois [61081] Phone (630) 666-7860	**International Documentary Collection** **Documents Against Payment**

Seller/Drawer: Name: Address:	**Date:**	**Seller Ref:**
	Contact Person: Contact Number:	


WE ENCLOSE THE FOLLOWING FOR COLLECTION


Buyer/Drawee/Drawn on: Name: Address:	**Collecting Bank** (if blank we will designate a Bank for you) Name: Address:

	U S D	[ ] *SIGH.*


Deliver Documents Against [   ] Payment   [ ] Acceptance


Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals										
Duplicate										

Covering Shipment of:_____
_____

[ ] Drawee Bank charges are to be paid by Drawee(s) [ ] Your charges are to be paid by [ ] Drawer [ ] Drawee(s) [ ] Debit our account_____ for your charges [ ] Waive charges if refused by the Drawee(s) & charge us [ ] Do not waive charges [ ] Advise Non-Acceptance and/or Non-Payment by SWIFT [ ] Advise Payment and/or Acceptance by SWIFT [ ] Protest for Non-Payment [ ] Do not Protest [ ]_____ [ ]_____ [ ]_____	**Upon payment please credit our account as follows**: Account Name:_____ Account Number:_____ Bank Name:_____ Bank Address:_____ Bank ABA/Transit No.:_____

Special Instructions:

Drawer/Customer's Authorized Signature	**Name and Title** **Date**

MARCUS J LENTON TRUST **Bill of Exchange**	Date _____ No._____

Place of drawing _____   At Sight ─────────────────

Pay to the order of _____

Amount   U S D   _____

Value received and charge to account of _____

_____

To: Drawer_____

_____
Authorized Signature

EXHIBIT C

Sample Commercial Promissory Note Paper
Commercial Paper Format is subject to change

The MARCUS J LENTON TRUST, an Employees' Securities Company, with offices at c/o 610 West LeFevre Road, Unit 106 STERLING, ILLINOIS [61081](the "Maker"), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the "HOLDER," the principal sum of _____ , ($ _____) Dollars with an annualized rate of return of _____ (_____%). Interest shall be due and payable annually and based on the commencement date of the Note. The entire Principal shall be due and payable to the Holder no later than (____) months from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or part, of this Note without premium or penalty.

1. NOTES
This Note in the principal amount of _____ ($_____) Dollars per Note, or any fractional amounts, is offered for sale by the Maker, pursuant to that certain "Private Placement Memorandum" dated February 03, 2020. The Note shall be senior debt of the Maker.

2. EVENTS OF DEFAULT
A default shall be defined as one or more of the following events ("Event of Default") occurring and continuing:

      (a)   The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

      (b)   The Maker shall dissolve or terminate the existence of the Maker.

      (c)   The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

      (d)   Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable.

3. SECURITY FOR PAYMENT OF THE NOTE(S)
The Note(s) offered by the MAKER are unsecured.

4. COMMENCEMENT DATE OF THE NOTE
The Commencement Date of the Note shall be the "Effective Date," as defined in that certain "Subscription Agreement" attached as Exhibit A to the Private Placement Memorandum.

5. STATUS OF HOLDER
The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

6. SECURITIES ACT RESTRICTIONS
This Note has not been registered for sale under the Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless certain conditions are satisfied, as more fully set forth in the Subscription Agreement.

7. ATTORNEYS' FEES
The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

8. MISCELLANEOUS.

    (a) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

    (b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefor, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 8) with a copy to the MARCUS J LENTON TRUST, c/o 610 West LeFevre Road, Unit 106 STERLING, ILLINOIS [61081]. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

 (d) **Section Headings**. The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and   shall be of no legal effect.

 (e) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law**. This Note shall be deemed to have been made in the State of Illinois, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Illinois without regard to conflict of laws rules applied in the State of Illinois. The parties hereto hereby consent to personal jurisdiction and venue exclusively in the State of Illinois with respect to any action or proceeding brought with respect to this Note.

Maker: _____

MARCUS J LENTON TRUST
Employees' Securities Company
c/o 1455 NW 61 ST UNIT # 206
STERLING, ILLINOIS [61081]

Holder: _____

Authorized Signature

Name: _____

Address: _____

_____

EXHIBIT D

Sample Commercial Paper
Clean Irrevocable Letter of Credit
Commercial Paper Format is subject to change

MARCUS J LENTON TRUST
Employees' Securities Company
Securities Exchange Commission C.I.K.# 0001802242
c/o 610 West LeFevre Road # 106
STERLING,
ILLINOIS [61081]

Date: _____

LETTER OF CREDIT AMOUNT:

$_____

[_____] U.S. DOLLARS

CLEAN IRREVOCABLE LETTER OF CREDIT

This Clean Irrevocable Letter of Credit agreement is executed by Marcus-Jerome II: Lenton on behalf of the MARCUS J LENTON TRUST (ESC), who is an investment company pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; issuer all of the outstanding securities of which are beneficially owned by combination classes of persons; which the Company's Securities are exempt from registration under the Investment Company Act of 1940, as amended ("the Investment Company Act") in reliance on Section 3(c)(7) of the "40" Act. The company's securities will ensure the performance and terms of this agreement. **_Please review_ 18 U.S. Code § 8 - Obligation or other security of the United States defined**), **_IRM 5.6.1.1 (10-25-2011) Collateral Agreements (1), and 5.6.1.2.6 (10-25-2011) Letter of Credit_**

To adequately protect the interest of the United States, the following "Terms and Conditions" are as followed:

1. In accordance with **IRM 5.6.1.2.6 (10 - 25 -2011) Letter of Credit 5(a) –** the beneficiary of the credit established under this Letter by and through the District Director of Internal Revenue will be the United States.

2. **This Clean Irrevocable Letter of Credit** cannot be revoked prior to its expiration date without the consent of Marcus-Jerome II: Lenton (Power of Attorney CAF# 0312-58277R) on behalf of the MARCUS J LENTON TRUST. **_Please review IRM 5.6.1.2.6 (10-25-2011) Letter of Credit - 5(b)_**

3. **This Clean Irrevocable Letter of Credit** may be drawn on by a draft of the Internal Revenue Service drawn at sight with no accompanying documentation necessary and duly honored if presented for payment on or before expiration of the letter of credit. **_Please review IRM 5.6.1.2.6_** *(10-25-2011) Letter of Credit - 5(c) and 5.6.1.9.3.3 (10-25-2011) Collateral Security (4) (b) section e*

4. The establishment of this **Clean Irrevocable Letter of Credit** will be in the **amount of** $_____ [_____] **US Dollars**. The start date will begin _____ and will end _____.

    a. **Evergreen clause** - the expiry notification period must be at least six (6) months (180 days) prior to the expiration date.

5. Said credit must be issued by a U.S. Bank that is a member of the Federal Reserve

6. Costs in connection with securing and issuing the instrument and other related expenses will be paid by the MARCUS J LENTON TRUST in which, Marcus-Jerome II: Lenton on behalf of the Company will take all reasonable appropriate steps to ensure that all procedures or transactions conform to the appropriate provisions thereof.

7. This **Clean Irrevocable Letter of Credit** is guaranteed by the Company's securities which said securities are organized under or created by the laws of the United States of America, UNITED STATES (Parent Corporation) and State(s) of Illinois (Instrumentality/ Subsidiary/ Adjunct), and that such Seal(s) is/are entitled to full faith and credit. Said securities listed are also an obligation or other security of the United States as defined in 18 U.S. Code 8 (Certificate of Indebtedness; superior to the rights of the general creditors/ Public securities; evidencing the debt of a state or government); hence, a Government Obligation as defined in 31 CFR 225.2.

8**.** Marcus-Jerome II: Lenton on behalf of the MARCUS J LENTON TRUST will adhere to the following listed below to satisfy this letter of credit:

> *a.* Utilize an obligation or other security of the United States listed under ***18 U.S. Code § 8 - Obligation or other security of the United States defined***;

> *b.* As stated in paragraph 3 listed above, this letter of credit may be drawn on by a draft of the Internal Revenue Service drawn at sight with no accompanying documentation necessary and duly honored if presented for payment on or before expiration of the letter of credit (which the creator of this letter of credit will be notified by the Internal Revenue Service of such action.). ***Please review 3 5.6.1.9.3.3 (10-25-2011) Collateral Security (4) (b) section e***;

> *c.* Properly execute a **Bill of Exchange or Registered Bill of Exchange** which will be guaranteed by said financial assets listed above and will authorize a campus in the future to settle the account through Fedwire. ***Please review IRM 21.1.7.9.22 (04-19-2012) Bill of Exchange***

9. Nothing shall affect or impair the priority of any claim of the United States against Government obligations. ***Please review IRM 5.6.1.1 (10-25-2011) Collateral Agreements (6), 31 CFR 225.2, 31U.S. Code § 3123 and 12 U.S. Code § 411.***

10. Interest accruing from this letter of credit will be remitted to the United States for the reason of liquidation by gifting, to the United States Government, its agents and assigns, for the purpose of lowering the portion of the National debt that is ledgered against the MARCUS J LENTON TRUST, Marcus-Jerome II: Lenton and/ or derivatives (alpha numeric) in connection thereof regarding said name(s)/ securities. ***Please review 31 U.S. Code § 3123, IRM 5.6.1.1 (10-25-2011) Collateral Agreements (6-2) and Public law 87-58 / title 31 U.S.C. § 3113)***

11. All parties are indemnified. The interest of the United States has adequately been protected; hence, this letter of credit has been perfected.

Maker: **Holder:**

_____
Authorized Signature   Authorized Signature

MARCUS J LENTON TRUST Employees'   Name: _____
Securities Company
c/o 610 West LeFevre Road, Unit 106   Address: _____
Sterling, Illinois [61081]

                                                      _____

EXHIBIT E

Employees' Securities Company Securities

United States of America File No. 16016912-1, Registration Date: February 03, 2016, State of Illinois – Department of State File No. 112-1971-6054174, Registration Date: October 26, 1971. The company's Securities are exempt from registration under the Investment Company Act of 1940, as amended ("the Investment Company Act") in reliance on Section 3(c)(7) of the "40" Act.



